UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

21 Palmer Street

London, SW1H 0AD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release issued by Navigator Holdings Ltd. on November 13, 2015: Navigator Holdings Ltd. Enters Into Long-Term Charter For Midsize Newbuilding.

ITEM 2—EXHIBITS

The following exhibit is filed as part of this Report on Form 6-K:

Exhibit No.	Description

99.1	Press Release of Navigator Holdings Ltd. dated November 13, 2015.

Long Term Charter For Midsize Newbuilding

News Release

November 13, 2015

Navigator Holdings Ltd. Enters Into Long Term Charter For Midsize Newbuilding

London, England, November 13, 2015—Navigator Holdings Ltd. (“Navigator”) (NYSE: NVGS) today announces that is has entered into a long term charter for a midsize gas carrier. The company will enter into a building contract for the construction of this fully-refrigerated LPG vessel at Hyundai Mipo Shipyard in South Korea for delivery in August 2017. Our second midsize ethane carrier will front-run the contract until delivery of the newbuild.

Forward Looking Statements

Statements included in this press release concerning plans and objectives of Navigator’s (“we”, or “our”) management for future operations or economic performance, or assumptions related thereto, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;
•	pending acquisitions, business strategy and expected capital spending;
•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;
•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;
•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;
•	estimated future capital expenditures needed to preserve our capital base;
•	our expectations about the receipt of our nine newbuildings and the timing of the receipt thereof;
•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;
•	our continued ability to enter into long-term, fixed-rate time charters with our customers;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	potential liability from future litigation;
•	our expectations relating to the payment of dividends; and
•	other factors discussed in Navigator’s filings with the U.S. Securities and Exchange Commission.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Navigator Holdings

Navigator Gas is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and provides international and regional seaborne transportation services of liquefied petroleum gas, petrochemical gases and ammonia for energy companies, industrial users and commodity traders. Navigator’s fleet consists of 38 semi- or fully-refrigerated liquefied gas carriers, including nine newbuildings scheduled for delivery by August 2017.

Navigator Holdings Ltd

Attention: Investor Relations department

New York: 399 Park Avenue, 38th Floor, New York, NY 10022. Tel: 1 (212) 355-5893

London: 21 Palmer Street, London, SW1H 0AD. Tel: 44 (0)20 7340-4850

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: November 13, 2015	By:	/s/ Niall J Nolan
	Name:	Niall J Nolan
	Title:	Chief Financial Officer